Exhibit 21.1

Subsidiaries of Manitex International, Inc.

1.	Quantum Value Management LLC—a Michigan limited liability company

2.	Manitex, LLC—a Delaware limited liability company

3.	Manitex, Inc.—a Texas corporation

4.	Badger Equipment Company—a Minnesota corporation

5.	Rabern Rentals, LLC - a Delaware limited liability company

6.	Crane and Machinery, Inc.- an Illinois corporation

7.	Crane and Machinery Leasing, Inc.-an Illinois corporation

8.	Rabern Rentals, LLC-a Delaware limited liability company

9.	PM Oil & Steel S.p.A. – an Italian corporation

10.	Manitex Valla S.r.L. – an Italian corporation

11.	PM Argentina Sistemas De Elevacion S.A.-an Argentinean corporation

12.	PM Chile S.P.A.-a Chilean corporation

13.	PM Oil & Steel Mexico S.A. de C.V.-a Mexican corporation

14.	Autogru PM RO S.r.l-a Romanian corporation

15.	PM Oil & Steel France Sarl-a French corporation

16.	PM Oil & Steel Iberica S.L. Unipersonal-a Spanish corporation

17.	PM Oil & Steel UK LTD-a United Kingdom corporation